Exhibit 99.132

Discovery Inc.-owned Eurosport signs content partnership with Torque Esports

●	Live television coverage of The Race All-Star Series - Fully Charged by ROKiT Phones expands on Eurosport

●	Discovery Inc.-owned network to show Torque’s esports events on cable, satellite, IPTV and simulcast over the internet and mobile (including social media), VoD and catch up

●	Reaching 150 countries across Europe

●	Eurosport joins ESPN and more than 70 other networks showcasing the esports racing series

SILVER SPRING, MD and LONDON, UK (Thursday, April 23, 2020) – The Discovery Inc. (NASDAQ: DISCA)-owned Eurosport, a pan-European television sports network, has signed a content partnership deal with Torque Esports (OTCQB: MLLLF) (TSXV: GAME) to show its ground-breaking All-Stars esports racing championship.

Created by Torque Esports, The Race All-Star Series - Fully Charged by ROKiT Phones will now be carried by Eurosport into more than 150 countries and territories across its channels including cable, satellite, IPTV and simulcast over the internet and mobile (including social media), VoD and catch up.

The new broadcast deal follows the recent announcement of Torque’s content partnership with the Disney (NYSE: DIS)-owned ESPN. Torque Esports also has additional highlights content partnerships making the All-Stars esports events available via more than 70 additional networks, with a potential reach of 610 million homes.

Torque Esports created the All-Star series following the cancellation of major international motorsport events, including Formula 1, IndyCar, NASCAR, Formula E, and more.

The televised events feature the world’s leading professional racers doing battle against top international virtual racers. Each of the 80+ weekly competitors is racing in their own home and joined together using the rFactor 2 racing platform.

The All-Star series also features the Legends Trophy event, which brings together racing heroes from yesteryear including ex-Formula 1 World Champions Emerson Fittipaldi, Jacques Villeneuve, and Jenson Button.

“We’re thrilled to welcome Eurosport as one of our broadcast partners. Having live coverage, direct into European homes is a great step forward for the All-Star Series,” Torque Esports President and CEO, Darren Cox said.

“We had a fantastic reaction to our initial ESPN broadcasts and we’re thrilled to expand our live television reach throughout Europe.

“Our esports series is just going from strength to strength; new commercial partners in ROKiT Phones, television networks like ESPN and Eurosport, millions of impressions on social media, and more and more drivers wanting to take part.”

“The series has given both Torque Esports in particular and esports racing, in general, a massive boost, and we’re looking to expand on that further in the months ahead.”

The expanded television audience has enabled Torque Esports to provide more value for corporate partners.

“It’s tremendous to see the huge increase in viewership for The Race All-Star Cup,” said Jonathan Kendrick, Chairman and Co-Founder of All-Star Series title partner, ROKiT.

“The quality of the driver line-ups, coupled with the action-packed format and new global broadcast partners, means that we are very pleased to be title partner.”

“Whilst real-world racing continues to be suspended, the All-Star Cup has proven to be an outstanding way for ROKiT Phones to engage with new and existing motorsport fans in an authentic and innovative way.”

The final round of the first installment of The Race All-Star Series - Fully Charged by ROKiT phones will begin at 5:00 pm UK | 6:00 pm Europe | 12 noon US Eastern | 9:00 am US Pacific this Saturday.

The championship prizes up for grabs include a full-day test in a Formula 1 team’s simulator for the best performing sim driver and a US$30,000 donation to the favorite charity of the top professional real-world racer.

Series two will start on Saturday, May 1 with a five-race championship.

About Torque Esports

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing. Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With the proposed acquisition of simulator company AiS – Torque offers gamers everything from Free to Play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, +1 (705) 446.6630

Darren Cox, CEO darrencox@torqueesport.com

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